                                                      FILED PURSUANT TO
                                                      RULE 424 (B) (3)
                                                      REGISTRATION NO: 333-66657



                       WELLS REAL ESTATE FUND XII, L.P.

             SUPPLEMENT NO. 4 DATED MAY 24, 2000 TO THE PROSPECTUS
                             DATED MARCH 22, 1999


     This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Fund XII, L.P. dated March 22, 1999, as supplemented and amended by Supplement No. 1 dated September 1, 1999, Supplement No. 2 dated October 10, 1999 and Supplement No. 3 dated April 25, 2000. When we refer to the "prospectus" in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

     The purpose of this supplement is to describe the following:

     (1) The status of the offering of units of limited partnership interest in Wells Real Estate Fund XII, L.P. (Wells Fund XII);

     (2) The Joint Venture Partnership Agreement entered into between Wells Fund XII and Wells Operating Partnership, L.P. (Wells OP);

     (3) The acquisition of an office building in Troy, Michigan leased to Siemens Automotive Corporation (Siemens Building);

     (4)  Revisions to the "Plan of Distribution" section of the prospectus;

     (5) Revisions to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the prospectus; and

     (6)  Unaudited Pro Forma Balance Sheet of Wells Fund XII.

Status of the Offering

     Pursuant to the prospectus, the offering of units in Wells Fund XII commenced on March 22, 1999. Wells Fund XII began operations on June 1, 1999, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 units). As of May 22, 2000, Wells Fund XII had raised a total of $15,722,660 in offering proceeds (1,572,266 units), comprised of $12,390,535 raised from the sale of cash preferred units (1,239,054 cash preferred units) and $3,332,125 raised from the sale of tax preferred units (333,212 tax preferred units).

Fund XII-REIT Joint Venture

     On April 10, 2000, Wells Fund XII and Wells OP, the operating partnership for Wells Real Estate Investment Trust, Inc., entered into a Joint Venture Partnership Agreement for the purpose of acquiring, owning, leasing, operating and managing real properties. The joint venture partnership is known as the Wells Fund XII-REIT Joint Venture Partnership (Fund XII-REIT Joint Venture). All income, loss, profit, net cash flow, resale gain and sale proceeds of the Fund XII-REIT Joint Venture are to be allocated and distributed between the parties based upon their respective capital contributions to the joint venture.

     Wells OP is acting as the initial Administrative Venturer of the Fund XII-REIT Joint Venture and, as such, is responsible for establishing policies and operating procedures with respect to the business

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and affairs of the joint venture. However, approval of Wells Fund XII will be required for all major decisions or actions which will materially affect the joint venture or its real properties.

The Siemens Building

Purchase of the Siemens Building.  On May 10, 2000, the Fund XII-REIT Joint
--------------------------------
Venture acquired the Siemens Building, a three story office building with approximately 77,054 rentable square feet located at 4685 Investment Drive, in Troy, Oakland County, Michigan. The Fund XII-REIT Joint Venture purchased the Siemens Building from Troy Development #1, LLC, a Colorado limited liability company (Troy), pursuant to that certain Agreement for the Purchase and Sale of Property between Troy and Wells Capital, Inc. (Wells Capital).

     Wells Capital, the original purchaser under the agreement, assigned its rights under the agreement to the Fund XII-REIT Joint Venture at closing. The Fund XII-REIT Joint Venture paid a purchase price of $14,265,000 for the Siemens Building and incurred additional acquisition expenses in connection with the purchase of the Siemens Building, including attorneys' fees, recording fees and other closing costs, of approximately $27,489. The Fund XII-REIT Joint Venture received a credit at the closing in the amount of $1,954,516 to be used to pay the remainder of the tenant improvement allowance required under the terms of the Siemens lease, which became an obligation of the Fund XII-REIT Joint Venture, as landlord, upon the assignment of the Siemens lease at closing.

     Wells Fund XII contributed $6,168,986 and Wells OP contributed $6,168,986 to the Fund XII-REIT Joint Venture for their respective shares of the acquisition costs for the Siemens Building. Additionally, Wells Fund XII and Wells OP will contribute on an equal basis an aggregate amount of up to $1,954,516 to the Fund XII-REIT Joint Venture in order to fund the tenant improvement allowance as such costs are incurred by the tenant. As of May 22, 2000, each of Wells Fund XII and Wells OP owned a 50% equity percentage interest in the Fund XII-REIT Joint Venture.

Description of the Building and the Site.  As set forth above, the Siemens
----------------------------------------
Building, which was completed in May 2000, is a three story office building containing approximately 77,054 rentable square feet on a 5.3 acre tract of land. The Siemens Building consists of 51,509 square feet on the first two floors and 25,545 square feet on the third floor. The building is constructed using a fireproof steel frame with steel beams and steel deck on a concrete slab with concrete footings. The exterior walls are a combination of brick and tinted glass panels. The common areas consist of granite tile flooring in the lobby and commercial grade carpeting in the corridors. There are 322 paved surface parking spaces at the site.

     An independent appraisal of the Siemens Building was prepared by CB Richard Ellis, Inc., real estate appraisers, as of May 1, 2000, pursuant to which the market value of the land and the leased fee interest subject to the Siemens lease (described below) was estimated to be $14,550,000, in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the Siemens Building will continue operating at a stabilized level with Siemens Automotive Corporation (Siemens) occupying 100% of the rentable area, and is not necessarily an accurate reflection of the fair market value of the property or the net proceeds which would result from an immediate sale of this property. The Fund XII-REIT Joint Venture also obtained an environmental report and an engineering inspection report from NTH Consultants, Ltd. prior to the closing evidencing that the condition of the land and the Siemens Building were satisfactory.

     The Siemens Building is located in Troy, Michigan, which is part of the Detroit Metropolitan Statistical Area (MSA). This six-county region, consisting of Lapeer, Macomb, Monroe, Oakland, St. Clair and Wayne Counties, covers approximately 3,900 square miles in southeastern Michigan along the

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shores of Lake Erie, Lake St. Clair and the Detroit River which connects the two lakes. The Detroit MSA is well known for its manufacturing market with heavy emphasis on the automobile industry. As the headquarters for General Motors, DaimlerChrysler and Ford, Detroit's economy has historically been dependent on the condition of this specific industry. The Siemens Building is located in the heart of "Automation Alley" close to Siemens' customers and a skilled, high-tech work force.

The Lease.  The entire 77,054 rentable square feet of the Siemens Building is
---------
currently under a net lease agreement with Siemens. The landlord's interest in the Siemens lease was assigned to the Fund XII-REIT Joint Venture at the closing. The Siemens lease commenced on March 3, 2000, and the initial term expires on August 31, 2010. Siemens has the right to extend the Siemens lease for two additional five year periods of time at 95% of the then current fair market rental rate.

     Siemens is a subsidiary of Siemens Corporation USA, a domestic corporation which conducts the American operations of Siemens AG, the world's second largest manufacturer of electronic capital goods. Siemens, part of the worldwide Automotive Systems Group of Siemens AG, is a supplier of advanced electronic and electrical products and systems to automobile manufacturers. Siemens' products include powertrains, safety and chassis systems, body electronic systems and electric motor drives. During the fiscal year 1999, Siemens had net income of $17.3 million on revenues of over $813 million and a net worth of over $66.7 million.

     The monthly rent payable for the initial lease year of the Siemens lease is $109,160. During the first six months of that initial lease year, however, Siemens will only occupy the first two floors of the Siemens Building and will be paying monthly base rent of $72,971. During that period of time, Troy, the seller of the Siemens Building, is obligated to pay the remaining $36,189 of monthly base rent as a rental guaranty. Troy has placed $172,000 in an escrow account to partially satisfy this rental guaranty, out of which the $36,189 difference will automatically be paid to the Fund XII-REIT Joint Venture on a monthly basis. After the first six months of the initial lease year, Siemens will occupy the entire building and pay the full base rent.

     The base rent payable for the initial lease term is as follows:

           ----------------------------------------------------------------
             Lease Year                Annual Rent        Monthly Rent
           -------------------------------------------------------------
               Year 1                   $1,309,918          $109,160
           -------------------------------------------------------------
               Year 2                   $1,342,281          $111,857
           -------------------------------------------------------------
               Year 3                   $1,374,643          $114,554
           -------------------------------------------------------------
               Year 4                   $1,407,006          $117,251
           -------------------------------------------------------------
               Year 5                   $1,439,369          $119,947
           -------------------------------------------------------------
               Year 6                   $1,471,731          $122,644
           -------------------------------------------------------------
               Year 7                   $1,504,094          $125,341
           -------------------------------------------------------------
               Year 8                   $1,536,457          $128,038
           -------------------------------------------------------------
               Year 9                   $1,568,819          $130,735
           -------------------------------------------------------------
               Year 10 and first        $1,601,182          $133,432
               6 months of Year 11
           -------------------------------------------------------------

     Under the Siemens lease, Siemens is required to pay as additional monthly rent its gas, water and electricity costs and all operating expenses, including, but not limited to, garbage and waste disposal, telephone, sprinkler service, janitorial service, security, insurance premiums, all taxes, assessments and other governmental levies and such other operating expenses with respect to the Siemens Building. In addition, Siemens is responsible for all routine maintenance and repairs to its portion of the Siemens Building. Siemens is responsible for maintaining the common and service areas and the central heating,

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ventilation and air conditioning systems of the Siemens Building. The Fund XII-
REIT Joint Venture, as landlord, is responsible for the repair and replacement of the roof, foundation, load bearing items, exterior surface walls, plumbing, pipes, conduits and electrical, mechanical and plumbing systems of the Siemens Building. Siemens must obtain written consent from the Fund XII-REIT Joint Venture before making any alterations to the premises in excess of $100,000 in the aggregate within any 12 month period.

     Under the terms of the Siemens lease, the Fund XII-REIT Joint Venture is required to reimburse Siemens for tenant improvement costs in the amount of $1,954,516. As described above, the Fund XII-REIT Joint Venture received a credit at closing in an amount equal to this tenant improvement allowance.

     Siemens has a one-time right to cancel the Siemens lease effective after the 90/th/ month of the lease term if Siemens (a) provides written notice of such cancellation on or before the last day of the 78/th/ month, and (b) pays a cancellation fee to the Fund XII-REIT Joint Venture currently calculated to be approximately $1,234,160.

Property Management Fees.  Wells Management Company, Inc. (Wells Management), an
------------------------
affiliate of the general partners, has been retained to manage and lease the Seimens Building. The Fund XII-REIT Joint Venture will pay management and leasing fees to Wells Management in the amount of 4.5% of gross revenues from the Siemens Building.

Plan of Distribution

     The information contained on pages 122 and 123 in the "Plan of Distribution" section of the prospectus is revised as of the date of this supplement by the deletion of the last three paragraphs in that section and the insertion of the following paragraphs in lieu thereof:

          In addition, subscribers for units may agree with their participating broker-dealers and the Dealer Manager to have sales commissions due with respect to the purchase of their units paid over a six year period pursuant to a deferred commission option. Investors electing the deferred commission option will be required to pay a total of $9.40 per unit purchased upon subscription, rather than $10.00 per unit, with respect to which $0.10 per unit will be payable as commissions due upon subscription. For the period of six years following subscription, or longer if required to satisfy the outstanding commission obligation, $0.10 per unit will be paid on an annual basis by the partnership as deferred commissions with respect to units sold pursuant to the deferred commission option, which amounts will be deducted from and paid out of distributions of net cash from operations otherwise payable to investors holding such units. The net proceeds to the partnership will not be affected by the election of the deferred commission option. Under this arrangement, an investor electing the deferred commission option will pay a 1% commission upon subscription rather than a 7% commission and, thereafter, for the next six years, or longer if required to satisfy the outstanding commission obligation, an amount equal to a 1% commission per year will be deducted from and paid by the partnership out of net cash from operations otherwise distributable to such investor. (See "Distributions and Allocations - Distributions of Net Cash From Operations.")

          Investors who want to elect the deferred commission option must make the election on their Subscription Agreement Signature Page, the form of which is included as Exhibit "B" to the prospectus. Election of the deferred commission option on the Subscription Agreement shall authorize the general partners to withhold cash distributions otherwise payable to such investor for the purpose of paying commissions due under the deferred commission option. Such cash distributions may be pledged by the Dealer Manager or the general partners or their affiliates to secure one or more loans, the proceeds of which would be used to satisfy sales commission obligations.

          Each investor purchasing units pursuant to the deferred commission option must elect upon subscription to have a sufficient number of units treated as cash preferred units, as determined in the discretion of the general partners, to generate at least the amount of net cash from operations distributable with respect to such units needed to satisfy the deferred commission obligations each year with respect to the total number of units purchased. In addition, investors electing the deferred commission option will have limited rights to elect to have the status of their units changed from cash preferred units to tax preferred units during the initial six years following subscription, or longer if required, since investors owning units purchased pursuant to the deferred commission option must, at all times, own a sufficient number of units designated as cash preferred units to generate enough net cash from operations to allow the partnership to satisfy the deferred commission obligations with respect to the total number of units purchased. (See "Description of the Units - Election of Cash Preferred Units or Tax Preferred Units.") Further, taxable participants electing the deferred commission option will incur tax liability for partnership income allocated to them with respect to their units even though distributions of net cash from operations otherwise distributable to such investors will instead be paid to third parties to satisfy the deferred commission obligations. (See "Risk Factors - Federal Income Tax Risks.")

Management's Discussion and Analysis of Financial Condition and Results of Operation

     The information contained on page 76 in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the prospectus is revised as of the date of this supplement by the deletion of the first paragraph of that section and the insertion of the following paragraphs in lieu thereof:

          Wells Fund XII commenced operations on June 1, 1999, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 units). As of May 22, 2000, Wells Fund XII had raised a total of $15,722,660 in offering proceeds (1,572,266 units).

          As of May 22, 2000, Wells Fund XII had paid $550,293 in acquisition and advisory fees and acquisition expenses, had paid $1,965,333 in selling commissions and organizational and offering expenses, had invested $11,468,986 in properties by virtue of capital contributions to joint ventures and was holding net offering proceeds of $1,738,048 available for investment in additional properties.

Financial Statements

     The pro forma balance sheet of Wells Fund XII, as of March 31, 2000, which is included in this supplement, has not been audited.

                       INDEX TO PRO FORMA BALANCE SHEET


Siemens Building

          Pro Forma Balance Sheet.                                  Page
          -----------------------                                   ----

          Summary of Unaudited Pro Forma Balance Sheet                7

          Pro Forma Balance Sheet as of March 31, 2000                8

                       WELLS REAL ESTATE FUND XII, L.P.


                       UNAUDITED PRO FORMA BALANCE SHEET


The following unaudited pro forma balance sheet as of March 31, 2000 has been prepared to give effect to the acquisition of the Siemens Building by the Wells Fund XII-REIT Joint Venture (a joint venture between the Wells Operating Partnership, L.P. and Wells Real Estate Fund XII, L.P.) as if the acquisition occurred as of March 31, 2000.

Wells Operating Partnership, L.P. is a Delaware limited partnership that was organized to own and operate properties on behalf of the Wells Real Estate Investment Trust, Inc. Wells Real Estate Investment Trust, Inc. is the general partner of the Wells Operating Partnership, L.P.

This unaudited pro forma balance sheet is prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the acquisition been consummated at the beginning of the period presented.

As of March 31, 2000, the date of the accompanying pro forma balance sheet, Wells Real Estate Fund XII, L.P. held cash of $4,682,895. The additional cash used to purchase the Siemens Building, including deferred project costs paid to Wells Capital, Inc. (an affiliate of Wells Real Estate Fund XII, L.P.), was raised by selling additional limited partner units subsequent to March 31, 2000, but prior to the acquisition date of May 10, 2000. This balance is reflected in due to affiliates in the accompanying pro forma balance sheet.

                       WELLS REAL ESTATE FUND XII, L.P.


                            PRO FORMA BALANCE SHEET

                                MARCH 31, 2000

                                  (Unaudited)

                                    ASSETS

                                                                       Wells Real
                                                                         Estate           Pro Forma       Pro Forma
                                                                      Fund XII, L.P.     Adjustments        Total
                                                                     ---------------  ----------------  -------------
CASH AND CASH EQUIVALENTS                                              $ 4,682,895     $(4,682,895)(a)   $         0

INVESTMENT IN JOINT VENTURES                                             5,434,008       6,426,048 (b)    11,860,056

DEFERRED PROJECT COSTS                                                     209,412        (209,412)(c)             0

DEFERRED OFFERING COSTS                                                    381,943               0           381,943

DUE FROM AFFILIATES                                                        120,764               0           120,764

PREPAIDS AND OTHER ASSETS                                                  400,000        (400,000)(a)             0
                                                                      -------------   ----------------  -------------
      Total assets                                                     $11,229,022     $ 1,133,741       $12,362,763
                                                                      =============   ================  =============

                              LIABILITIES AND PARTNERS' CAPITAL

ACCOUNTS PAYABLE AND ACCRUED EXPENSES                                  $    10,058     $         0       $    10,058

PARTNERSHIP DISTRIBUTION PAYABLE                                           142,481               0           142,481

DUE TO AFFILIATES                                                          406,631       1,086,091(a)      1,540,372
                                                                                            47,650(b)
                                                                      -------------   ----------------  -------------
      Total liabilities                                                    559,170       1,133,741         1,692,911
                                                                      -------------   ----------------  -------------
PARTNERS' CAPITAL:
 Limited partners:
   Cash preferred--979,747 units outstanding                             8,602,965               0         8,602,965
   Tax preferred--249,530 units outstanding                              2,066,887               0         2,066,887
                                                                      -------------   ----------------  -------------
      Total partners capital                                            10,669,852               0        10,669,852
                                                                      -------------   ----------------  -------------
      Total liabilities and partners capital                           $11,229,022     $ 1,133,741       $12,362,763
                                                                      =============   ================  =============


          (a) Reflects Wells Real Estate Fund XII, L.P.'s portion of the purchase price.

          (b) Reflects Wells Real Estate Fund XII, L.P.'s contribution to the Wells Fund XII-REIT Joint Venture.

          (c) Reflects deferred project costs contributed to the Wells Fund XII-REIT Joint Venture at approximately 4.17% of the purchase price.